2004 ANNUAL REPORT

PE 12-31-04

RECD S.E.C.
APR 1 1 2005
1086

05050046

PROCESSED
APR 1 2 2005 E
THOMSON
FINANCIAL

COMMUNITY FIRST
BANK & TRUST

www.cfbk.com

COMMUNITY FIRST, INC.

Annual Report to Shareholders

December 31, 2004

COMMUNITY FIRST, INC.
Columbia, Tennessee

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Community First, Inc.
Columbia, Tennessee

We have audited the consolidated balance sheets of Community First, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community First, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with United States generally accepted accounting principles.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Brentwood, Tennessee
March 24, 2005

COMMUNITY FIRST, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003

($ amounts in thousands, except share data)

	2004	2003
ASSETS		
Cash and due from banks	$ 5,383	$ 4,741
Federal funds sold	3,857	6,872
Cash and cash equivalents	9,240	11,613
Securities available for sale	27,867	29,181
Loans held for sale	1,508	1,077
Loans	210,827	172,052
Allowance for loan losses	(2,740)	(2,249)
Net loans	208,087	169,803
Premises and equipment	7,948	3,640
Accrued interest receivable	941	827
Federal Home Loan Bank stock	581	392
Other assets	1,170	835
Total assets	$ 257,342	$ 217,368
LIABILITIES SHAREHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 20,856	$ 20,286
Interest-bearing	202,922	174,953
Total deposits	223,778	195,239
Federal Home Loan Bank advances	8,000	5,000
Subordinated debentures	3,000	3,000
Accrued interest payable	615	403
Other liabilities	497	281
Total liabilities	235,890	203,923
Shareholders' equity		
Common stock, $5 par value, authorized 1,500,000 shares; 1,432,924 shares issued 2004, 1,154,906 shares issued in 2003,	7,165	5,775
Additional paid-in capital	10,398	5,804
Retained earnings	3,938	1,806
Accumulated other comprehensive income (loss)	(49)	60
Total shareholders' equity	21,452	13,445
Total liabilities and shareholders' equity	$ 257,342	$ 217,368

See accompanying notes to consolidated financial statements.

COMMUNITY FIRST, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2004 and 2003

($ amounts in thousands, except per share data)

	2004	2003
Interest income		
Loans, including fees	$ 11,773	$ 9,338
Securities	759	592
Federal funds sold	61	70
Total interest income	12,593	10,000
Interest expense		
Deposits	3,845	3,426
Federal Home Loan Bank advances	282	250
Other	145	143
Total interest expense	4,272	3,819
Net interest income	8,321	6,181
Provision for loan losses	720	614
Net interest income after provision for loan losses	7,601	5,567
Noninterest income		
Service charges on deposit accounts	1,564	1,143
Mortgage banking activities	378	572
Securities gains	-	29
Other	165	192
Total other income	2,107	1,936
Noninterest expenses		
Salaries and employee benefits	2,793	2,414
Occupancy	294	311
Furniture and equipment	436	477
Data processing fees	500	498
Advertising and public relations	302	229
Losses on bad checks	229	133
Other	1,775	1,389
Total other expenses	6,329	5,451
Income before income taxes	3,379	2,052
Income taxes	1,247	788
Net income	$ 2,132	$ 1,264
Net income per share		
Basic	$ 1.56	$ 1.10
Diluted	1.50	1.03

See accompanying notes to consolidated financial statements.

COMMUNITY FIRST, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31, 2004 and 2003

($ amounts in thousands)

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 2003	1,148,906	$ 5,745	$ 5,745	$ 542	$ 120	$ 12,152
Exercise of stock options	6,000	30	39	-	-	69
Tax benefit arising from the exercised stock options	-	-	20	-	-	20
Comprehensive income						
Net income	-	-	-	1,264	-	1,264
Other comprehensive income						
Change in unrealized gain (loss) on securities available for sale, net	-	-	-	-	(42)	(42)
Reclassification adjustment for gains included in net income, net of $11 in income taxes	-	-	-	-	(18)	(18)
Total comprehensive income	-	-	-	-	-	1,204
Balance at December 31, 2003	1,154,906	5,775	5,804	1,806	60	13,445
Stock offering	180,000	900	3,548	-	-	4,448
Exercise of stock options	98,018	490	743	-	-	1,233
Tax benefit arising from the exercised stock options	-	-	303	-	-	303
Comprehensive income						
Net income	-	-	-	2,132	-	2,132
Other comprehensive income						
Change in unrealized gain (loss) on securities available for sale, net	-	-	-	-	(109)	(109)
Total comprehensive income						2,023
Balance at December 31, 2004	1,432,924	$ 7,165	$ 10,398	$ 3,938	$ (49)	$ 21,452

See accompanying notes to consolidated financial statements.

COMMUNITY FIRST, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 and 2003

($ amounts in thousands)

	2004	2003
Cash flows from operating activities		
Net income	$ 2,132	$ 1,264
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	603	611
Provision for loan losses	720	614
Deferred income tax (benefits)	39	(121)
Mortgage loans originated for sale	(17,814)	(30,142)
Proceeds from sale of mortgage loans	17,383	32,381
Securities gains	-	(29)
FHLB stock dividends	(18)	(14)
Increase in accrued interest receivable	(114)	(96)
Increase (decrease) in accrued interest payable	212	(43)
Other, net	(98)	(82)
Net cash from operating activities	3,045	4,343
Cash flows from investing activities		
Purchases of securities available for sale	(17,598)	(38,083)
Principal payments for securities available for sale	1,478	1,606
Proceeds from sales of securities available for sale	-	499
Proceeds from maturities and redemptions of securities available for sale	17,000	25,000
Purchase of FHLB stock	(171)	(17)
Net increase in loans	(39,416)	(38,999)
Proceeds from sale of OREO	420	-
Purchases of premises and equipment	(4,654)	(112)
Net cash from investing activities	(42,941)	(50,106)
Cash flows from financing activities		
Increase in deposits	28,539	43,391
Proceeds from FHLB advances	3,000	-
Payments on FHLB advances and other debt	-	(1,000)
Proceeds from issuance of common stock	5,984	89
Net cash from financing activities	37,523	42,480
Net decrease in cash and cash equivalents	(2,373)	(3,283)
Cash and cash equivalents at beginning of period	11,613	14,896
Cash and cash equivalents a end of period	$ 9,240	$ 11,613
Supplemental disclosures of cash flow information		
Cash paid during year for:		
Interest	$ 4,060	$ 3,862
Income taxes	1,099	1,088
Transfer from loans to repossessed assets	412	-

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Community First, Inc. and its wholly-owned subsidiary, Community First Bank & Trust, together referred to as "the Company". Intercompany transactions and balances are eliminated in consolidation. Footnote tables are presented in thousands, except share and per share data.

The Company provides financial services through its offices in Maury County. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions and federal funds sold.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Trading securities are carried at fair value, with changes in unrealized holding gains and losses included in income. Other securities such as Federal Home Loan Bank stock are carried at cost, which approximates fair value.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

accrued on the unpaid principal balance. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income on mortgage and commercial loans is discounted at the time the loan in 90 days delinquent unless the loan is well secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loan is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractual due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

straight-line method with useful lives ranging from 5 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 5 to 7 years.

Stock Dividends: A two-for one stock split to shareholders in the form of a 100% stock dividend was distributed in July 2003, resulting in the issuance of 575,453 shares of common stock. Share data has been adjusted to reflect the stock dividend.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issue of the financial statements.

Mortgage Banking Activities: The Bank originates mortgage loans for sale and these loans are carried at the lower of cost or fair value, determined on an aggregate basis. Generally, a commitment is obtained from investors at origination in a manner designed to minimize market risk directly related to interest rate movements. Origination fees are recorded as income when the loans are sold to third party investors.

Off-Balance Sheet Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

Adoption of New Accounting Standards: The Financial Accounting Standards Board (FASB) recently issued new accounting standards on inventory costs (FAS 151), real estate time-sharing transactions (FAS 152), exchanges of non-monetary assets (FAS 153) and share-based payments (FAS 123R). The Accounting Standards Executive Committee issued a new accounting standard on purchased loans (Statement of Position 03-3).

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FAS 123R requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. This will apply to awards granted or modified after the first quarter or year beginning after December 15, 2005. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot currently be predicted. Existing options that will vest after adoption date are expected to result in additional compensation expense of approximately $211,174 during the balance of 2005, $117,494 in 2006. There will be no significant effect on financial position as total equity will not change.

Management does not believe that any of the recently issued but not yet effective accounting standards, except for FAS 123R, will have a material effect on the Company's financial position or results of operation.

<u>Loss Contingencies</u>: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

<u>Restrictions on Cash</u>: Cash on hand or on deposit with the Federal Reserve Bank of $745,000 was required to meet regulatory reserve and clearing requirements at year-end 2004. These balances do not earn interest.

<u>Fair Value of Financial Instruments</u>: Fair value of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

<u>Benefit Plan</u>: In January 2003, the Bank adopted a 401(k) plan for all employees. The Bank matches up to 3% of wages for all periods presented. The Bank contributed $57,000 in 2004, and $50,000 in 2003.

<u>Dividend Restriction</u>: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. The Company has not paid any dividends to date.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

	2004	2003
Net income as reported	$ 2,132	$ 1,264
Deduct: Stock-based compensation expense determined under fair value based method	249	102
Pro forma net income	$ 1,883	$ 1,162
Basic income per share		
As reported	$ 1.56	$ 1.10
Pro forma	1.38	1.01
Diluted income per share		
As reported	1.50	1.03
Pro forma	1.33	.95

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

	2004	2003
Risk-free interest rate	3.22%	3.56%
Expected option life	7 years	7 years
Expected stock price volatility	20.94	19.4
Dividend yield	0.00%	0.00%

The weighted average fair value of options granted during 2004 and 2003 was $10.82 and $6.22.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

(Continued)

NOTE 2 - SECURITIES AVAILABLE FOR SALE

The fair value of securities available for sale and the related gross unrealized gains and losses are as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2004			
U.S. Government and federal agency	$ 16,932	$ -	$ (95)
Mortgage-backed securities	4,416	15	(50)
State and Municipals	3,138	22	(32)
Other debt securities	3,061	124	(63)
Equity securities	320	-	-
Total	$ 27,867	$ 161	$ (240)
2003			
U.S. Government and federal agency	$ 20,251	$ 19	$ (22)
Mortgage-backed securities	5,956	41	(27)
State and Municipals	152	1	-
Other debt securities	2,586	148	(62)
Equity securities	236	-	-
Total	$ 29,181	$ 209	$ (111)

The fair value of debt securities at December 31, 2004, by contractual maturity is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Fair Value
Due in one year or less	$ 9,979
Due after one through five years	6,953
Due after five through ten years	-
Due after ten years	6,199
Mortgage-backed securities	4,416
Equity securities	320
Total	$ 27,867

There were no gains in 2004 and $29,000 of gross gains were recognized from sale of securities available for sale in 2003.

Securities carried at $11,394,000 and $14,580,000 at December 31, 2004 and 2003, were pledged to secure deposits and for other purposes as required or permitted by law.

NOTE 2 - SECURITIES AVAILABLE FOR SALE (Continued)

The following table shows securities with unrealized losses and their fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004.

2004	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
US Government and federal agency	$ -	$ -	$ 16,932	$ (95)	$ 16,932	$ (95)
Mortgage-backed securities	736	(20)	2,892	(30)	3,628	(50)
Tax Free Municipals	-	-	1,805	(32)	1,805	(32)
Other Debt Securities	437	(63)	-	-	437	(63)
Total temporarily impaired	$ 1,173	$ (83)	$ 21,629	$ (157)	$ 22,802	$ (240)

2003	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
US Government and federal agency	$ 10,637	$ (22)	$ -	$ -	$ 10,637	$ (22)
Mortgage-backed securities	1,965	(27)	-	-	1,965	(27)
Tax Free Municipals	-	-	-	-	-	-
Other Debt Securities	437	(62)	-	-	437	(62)
Total temporarily impaired	$ 13,039	$ (111)	$ -	$ -	$ 13,039	$ (111)

Unrealized losses on securities have not been recognized into income because the securities are of high credit quality, management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to increases in market interest rates. The fair value is expected to recover as the securities approach their maturity date and/or market rates decline.

NOTE 3 - LOANS

A summary of loans outstanding by category at December 31, 2004 and 2003 follows:

	2004	2003
Real estate		
Construction	$ 36,241	$ 23,977
1-4 family residential	67,844	52,073
Commercial	66,319	63,513
Other	288	486
Commercial, financial and agricultural	30,068	21,765
Consumer	9,597	9,778
Other	470	460
	$ 210,827	$ 172,052

NOTE 3 - LOANS (Continued)

Changes in the allowance for loan losses were as follows:

	2004	2003
Balance at beginning of year	$ 2,249	$ 1,773
Provision for loan losses	720	614
Loans charged off	(252)	(160)
Recoveries	23	22
Balance of end of year	$ 2,740	$ 2,249

Impaired loans were as follows:

	2004	2003
Year-end loans with no allocated allowance for loan losses	$ -	$ -
Year-end loans with allocated allowance for loan losses	392	469
Total	$ 392	$ 469
Amount of the allowance for loan losses allocated	$ 50	$ 70
Average of impaired loans during the year	$ 265	$ 231
Interest income recognized during impairment	-	-
Cash-basis interest income recognized	-	-

Nonperforming loans were as follows:

	2004	2003
Loans past due over 90 days still on accrual	$ -	$ 307
Nonaccrual loans	905	533

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

NOTE 4 - PREMISES AND EQUIPMENT

Depreciation expense for the year ended 2004 and 2003 was $346,000 and $377,000. The following is a summary of premises and equipment as of December 31, 2004 and 2003.

	2004	2003
Land	$ 4,096	$ 1,331
Buildings and improvements	1,645	1,780
Furniture and equipment	1,945	1,669
Construction in process	1,661	0
	9,347	4,780
Less: Allowance for depreciation	(1,399)	(1,140)
	$ 7,948	$ 3,640

During 2004, construction was begun on a new operation building. Total expenditures for the building are expected to be approximately $1,805,000 with completion scheduled for early 2005. The Bank purchased 6.45 acres of land totaling $2,759,000 in Williamson County in 2004. The Bank intends to build a branch on some of the land and sell the remaining 4.42 acres of property recorded at $1,434,000.

Rent expense was $99,000 and $88,000 for 2004 and 2003. Rent commitments under noncancelable operating leases were as follows.

2005	$ 39,600
2006	41,700
2007	12,850
2008	2,100
	$ 96,250

NOTE 5 - DEPOSITS

Deposits at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Noninterest-bearing demand accounts	$ 20,856	$ 20,286
Interest-bearing demand accounts	48,130	56,215
Savings accounts	9,936	6,501
Time deposits greater than $100,000	60,972	49,895
Other time deposits	83,884	62,342
	$ 223,778	$ 195,239

NOTE 5 - DEPOSITS (Continued)

At December 31, 2004, scheduled maturities of time deposits are as follows:

2005	$ 113,849
2006	18,809
2007	8,994
2008	1,098
2009	2,088
2010	18
	$ 144,856

Included in Other time deposits above are brokered time deposits of $5,368,000 at December 31, 2004. These deposits represent funds which the Bank obtained, directly, or indirectly, through a deposit broker. A deposit broker places deposits from third parties with insured depository institutions or places deposits with an institution for the purpose of selling interest in those deposit to third parties.

Included in 2004 brokered deposit total are $3,314,000 of brokered deposits which mature in 2005 at a rate of 2.40%. $2,054,000 of brokered deposits mature in 2006 at a rate of 2.75%.

NOTE 6 - FEDERAL HOME LOAN BANK ADVANCES

The Bank has established a line of credit with the Federal Home Loan Bank (FHLB) secured by a blanket pledge of 1-4 family residential mortgage loans. The extent of the line is dependent, in part, on available collateral. The arrangement is structured so that the carrying value of the loans pledged amounts to 135% of the principal balance of the advances from the FHLB. To participate in this program, the Bank is required to be a member of the Federal Home Loan Bank and own stock in the FHLB. The Bank has $581,000 of such stock at December 31, 2004 to satisfy this requirement.

At December 31, 2004 and 2003, advances from the FHLB totaled $8,000,000 and $5,000,000. The fixed interest rates on these advances range from 2.74% to 4.67% for December 31, 2004 and 2003. The weighted average rates for December 31, 2004 and 2003 were 3.80% and 4.40%. At December 31, 2004 and 2003, undrawn standby letters of credit with the FHLB totaled $7,000,000 and $4,000,000. The letter of credit is used as a pledge to the State of Tennessee Bank Collateral Pool. Qualifying loans totaling $20,250,000 were pledged as security under a blanket pledge agreement with the FHLB at December 31, 2004.

NOTE 6 - FEDERAL HOME LOAN BANK ADVANCES (Continued)

Maturities of the advances from the FHLB are as follows:

2005	$ 3,000
2006	3,000
2007	2,000
	$ 8,000

NOTE 7 - SUBORDINATED DEBENTURES

The Company borrowed $3,000,000 of 4.75% floating rate obligated mandatory redeemable securities through with interest paid quarterly a special purpose entity as part of a private offering. The securities mature on December 31, 2032, however, the maturity may be shortened to a date not earlier than September 30, 2007. They are presented in liabilities on the balance sheet and count as Tier 1 capital for regulatory capital purposes. Debt issue costs of $74,000 have been capitalized and are being amortized over the term of the securities. Principal officers, directors, and their affiliates at year end 2004 and 2003 owned $700,000 of the $3,000,000 subordinated debentures.

NOTE 8 - INCOME TAXES

The tax effect of each type of temporary difference that gives rise to net deferred tax assets and liabilities is as follows:

	2004	2003
Deferred tax assets (liabilities)		
Allowance for loan losses	$ 926	$ 720
Prepaids	(57)	(60)
Depreciation	(366)	(136)
Unrealized Loss/(Gain) on securities	30	(37)
Other	1	19
Balance at end of year	$ 534	$ 506

The components of income tax expense (benefit) are summarized as follows:

	2004	2003
Current		
Federal	$ 993	$ 758
State	215	151
Total current taxes	1,208	909

(Continued)

NOTE 8 - INCOME TAXES (Continued)

	2004	2003
Deferred		
Federal	$ 32	$ (108)
State	7	(13)
Total deferred taxes	39	(121)
Income tax expense	$ 1,247	$ 788

A reconciliation of actual income tax expense in the financial statements to the expected tax benefit (computed by applying the statutory Federal income tax rate of 34% to income before income taxes) is as follows:

	2004	2003
Computed expected tax expense	$ 1,149	$ 698
State income taxes, net of effect of federal income taxes	146	91
Other, net	(48)	(1)
Income tax expense	$ 1,247	$ 788

NOTE 9 - REGULATORY MATTERS

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the Company are required to meet specific capital adequacy guidelines that involve quantitative measures of a bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material effect on the Bank's financial condition.

The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The risk-based guidelines are based on the assignment of risk weights to assets and off-balance sheet items depending on the level of credit risk associated with them. In addition to minimum capital requirements, under the regulatory framework for prompt corrective action, regulatory agencies have specified certain ratios an institution must maintain to be considered "undercapitalized", "adequately capitalized", and "well capitalized". As of December 31, 2004, the most recent notification from the Bank's regulatory authority categorized the Bank as "well capitalized". There are no conditions or events since that notification that management believes have changed the Bank's category.

NOTE 9 - REGULATORY MATTERS (Continued)

The Bank and the Company's capital amounts and ratios at December 31, 2004 and 2003 are as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
2004	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to risk weighted assets						
Bank	$ 26,396	12.16%	$ 17,368	8.00%	$ 21,710	10.00%
Consolidated	27,072	12.52%	17,304	8.00%	21,630	10.00%
Tier 1 to risk weighted assets						
Bank	$ 23,682	10.91%	$ 8,684	4.00%	$ 13,026	6.00%
Consolidated	24,501	11.33%	8,652	4.00%	12,978	6.00%
Tier 1 to average assets						
Bank	$ 23,682	9.33%	$ 10,158	4.00%	$ 12,697	5.00%
Consolidated	24,501	9.63%	10,177	4.00%	12,722	5.00%
2003						
Total Capital to risk weighted assets						
Bank	$ 18,310	10.84%	$ 13,512	8.00%	$ 16,890	10.00%
Consolidated	18,497	10.95%	13,516	8.00%	16,895	10.00%
Tier 1 to risk weighted assets						
Bank	$ 16,197	9.59%	$ 6,756	4.00%	$ 10,134	6.00%
Consolidated	16,384	9.70%	6,758	4.00%	10,137	6.00%
Tier 1 to average assets						
Bank	$ 16,197	7.73%	$ 8,384	4.00%	$ 10,480	5.00%
Consolidated	16,384	7.81%	8,393	4.00%	10,491	5.00%

NOTE 10 - OFF-BALANCE SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

(Continued)

NOTE 10 - OFF-BALANCE SHEET ACTIVITIES (Continued)

The contractual amount of financial instruments with off-balance sheet risk was as follows at year-end 2004.

	2004		2003	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to extend credit	$ 3,852	$ 25,675	$ 3,321	$ 18,504
Letters of credit	-	3,490	-	2,277

These commitments are generally made for periods of one year or less. The fixed rate loan commitments have interest rates ranging from 4.25% to 9.00%.

NOTE 11 - STOCK OPTIONS

The Company established an Incentive Stock Option Plan for certain members of management and employees and an Organizers' Non-Qualified Stock Option Plan effective May 17, 1999. The plans granted options to key employees and directors. Exercise price is the market price at the date of grant, so there is no compensation expense recognized in the income statement. The organizer and employee options vest ratably over three years, and the management options vest ratably over six years. All options expire within ten years from the date of grant. All authorized stock options have been granted as of December 31, 2004.

A summary of the status of the Company's stock option plans for the two years ended December 31, 2004 and the changes during those years is presented below:

	Total Option Shares Outstanding	Weighted Average Exercise Price
Outstanding at January 1, 2003	153,400	$ 10.62
Options granted	6,200	20.00
Options exercised	(6,000)	11.50
Options forfeited	(2,100)	17.14
Options which became exercisable	-	11.36
Outstanding at December 31, 2003	151,500	$ 10.88
Options granted	54,580	26.19
Options exercised	(98,018)	12.58
Options forfeited	(11,157)	14.32
Options which became exercisable	-	19.27
Outstanding at December 31, 2004	96,905	$ 17.38

(Continued)

NOTE 11 - STOCK OPTIONS (Continued)

Options exercisable at year end 2004 and 2003 totaled 63,014 and 108,467. The weighted average exercise price for options exercisable at year-end 2004 and 2003 was $14.73 and $10.24.

Options outstanding at year-end 2004 were as follows:

	Outstanding			Exercisable	
Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 10	48,782	4.4 years	$ 10	40,841	$ 10
19	7,333	7.4 years	19	4,331	19
20	5,500	8.4 years	20	1,767	20
25	19,290	4.4 years	25	16,075	25
26	3,750	9.4 years	26	-	26
30	12,250	9.9 years	30	-	30
Outstanding at year end	96,905			63,014	

NOTE 12 - RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2004 were as follows:

Beginning balance	$ 3,387
New loans	387
Effect of changes in related parties	461
Repayments	(561)
Ending balance	$ 3,674

Deposits from principal officers, directors, and their affiliates at year-end 2004 and 2003 were $5,918,000 and $4,768,000.

Principal officers, directors, and their affiliates at year end 2004 and 2003 owned $700,000 of the $3,000,000 subordinated debentures.

(Continued)

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on arket prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issue. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk.

Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance sheet loan commitments is considered nominal.

The estimated fair value of the Bank's financial instruments are as follows at December 31, 2004 and 2003:

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 9,240	$ 9,240	$ 11,613	$ 11,613
Securities available for sale	27,867	27,867	29,181	29,181
Loans held for sale	1,508	1,508	1,077	1,077
Loans, net of allowance	208,087	209,919	169,803	171,185
Accrued interest receivable	941	941	827	827
Federal Home Loan Bank stock	581	581	392	392
Financial liabilities				
Deposits with defined maturities	$ 144,856	$ 144,868	$ 112,237	$ 113,465
Deposits with undefined maturities	78,922	78,922	83,002	83,002
Accrued interest payable	615	615	403	403
FHLB advances	8,000	8,000	5,000	5,000
Subordinated debentures	3,000	3,000	3,000	3,000

(Continued)

NOTE 14 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Community First, Inc. follows:

CONDENSED BALANCE SHEET
($ amounts in thousands)

	2004	2003
Assets		
Cash and cash equivalents	$ 900	$ 129
Investment in banking subsidiary	23,725	16,258
Other assets	75	203
Total assets	$ 24,700	$ 16,590
Liabilities and equity		
Subordinated debentures	$ 3,000	$ 3,000
Other liabilities	248	145
Total liabilities	3,248	3,145
Shareholders' equity	21,452	13,445
Total liabilities and shareholders' equity	$ 24,700	$ 16,590

CONDENSED STATEMENTS OF INCOME
($ amounts in thousands)

	2004	2003
Interest income	$ 4	$ 4
Dividends from subsidiaries	-	143
Total income	4	147
Interest expense	203	143
Other expense	145	131
Total expenses	348	274
Income before income tax and undistributed subsidiary income	(344)	(127)
Income tax benefit	132	104
Equity in undistributed subsidiary income	2,344	1,287
Net income	$ 2,132	$ 1,264

NOTE 14 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
($ amounts in thousands)

	2004	2003
Cash flows from operating activities		
Net income	$ 2,132	$ 1,264
Adjustments:		
Equity in undistributed subsidiary income	(2,344)	(1,287)
Change in other, net	139	69
Net cash from operating activities	(73)	(46)
Cash flows from investing activities		
Investments in and advances to bank subsidiary	(5,140)	-
Net cash from investing activities	(5,140)	-
Cash flows from financing activities		
Proceeds from issuance of stock	5,984	69
Net cash from financing activities	5,984	69
Net change in cash and cash equivalents	771	115
Beginning cash and cash equivalents	129	14
Ending cash and cash equivalents	$ 900	$ 129

(Continued)

NOTE 16 - EARNINGS PER SHARE

The factors used in the earnings per share computation follows:

	2004	2003
Basic		
Net income	$ 2,132	$ 1,264
Weighted average common shares outstanding	1,369,078	1,151,772
Basic earnings per common share	$ 1.56	$ 1.10
Diluted		
Net income	$ 2,132	$ 1,264
Weighted average common shares outstanding for basic earnings per common share	1,369,078	1,151,772
Add: Dilutive effects of assumed exercise of stock options	49,245	69,575
Average shares and dilutive potential common shares	1,418,323	1,221,347
Diluted earnings per common share	$ 1.50	$ 1.03

No options were antidilutive for 2004 or 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following is a discussion of our financial condition at December 31, 2004 and December 31, 2003 and our results of operations for the years ended December 31, 2004 and December 31, 2003. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from the annual audited consolidated financial statements. You should read the following discussion and analysis along with our consolidated financial statements and the related notes included elsewhere herein. Community First acquired Community First Bank as its wholly-owned subsidiary on August 20, 2002.

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates", "plans", "expects", "believes", and similar expressions as they relate to the Company or its management are intended to identify such forward looking statements. The Company's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risk and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, the interest rate environment, competitive conditions in the financial services industry, changes in law, government policies and regulations, and rapidly changing technology affecting services.

Critical Accounting Policies

The accounting principles we follow and our methods of applying these principles conform with accounting principles generally accepted in the United States and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for loan losses (ALL), have been critical to the determination of our financial position, results of operations and cash flows.

Allowance for Loan Losses. Our management assesses the adequacy of the ALL prior to the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The ALL consists of two portions: (1) an amount representative of specifically identified credit exposure and exposures; and (2) an amount representative of incurred loss which is based in part on the consideration of historic loss histories which management believes is representative of the probable loss. Even though the allowance for loan losses is composed of two components, the entire allowance is available to absorb any credit losses.

We establish the amount separately for two different risk groups: (1) unique loans (commercial loans, including those loans considered impaired); and (2) homogeneous loans (generally consumer loans). We base the amount for unique loans primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. We then assign each risk-rating grade a loss ratio, which is determined based on the experience of management, discussions with banking regulators and our independent loan review process. We estimate losses on impaired loans based on estimated cash flows discounted at the loan's original effective interest rate or based on the underlying collateral value. We also assign loss ratios to our consumer portfolio. However, we base the loss ratios for these homogeneous loans on the category of consumer credit (e.g., automobile, residential mortgage, home equity).

The unallocated amount is particularly subjective and does not lend itself to exact mathematical calculation. We use the unallocated amount to absorb inherent losses which may exist as of the balance sheet date for such matters as changes in the local or national economy, the depth or experience in the lending staff, any concentrations of credit in any particular industry group, and new banking laws or regulations. After we assess applicable factors, we evaluate the aggregate unallocated amount based on our management's experience.

We then test the resulting ALL balance by comparing the balance in the allowance account to historical trends and peer information. Our management then evaluates the result of the procedures performed, including the result of our testing, and concludes on the appropriateness of the balance of the allowance for loan losses in its entirety. The audit committee of our board of directors reviews the assessment prior to the filing of quarterly financial information.

In assessing the adequacy of the allowance for loan losses, we also rely on an ongoing independent loan review process. We undertake this process both to ascertain whether there are loans in the portfolio whose credit quality has weakened over time and to assist in our overall evaluation of the risk characteristics of the entire loan portfolio. Our loan review process includes the judgment of management and reviews that may have been conducted by bank regulatory agencies as part of their usual examination process.

RESULTS OF OPERATIONS

Consolidated net income for the Company for 2004 was $2,132,000, compared to net income of $1,264,000 for 2003. Pretax income grew from $2,052,000 in 2003 to $3,379,000 in 2004, a 65% increase. The increase in pretax income in 2004 was primarily due to the Bank's overall asset growth, specifically loan growth and the associated interest income as well as increases in service charge income. Basic and diluted income per common share was $1.56 and $1.50, respectively, in 2004, compared to $1.10 and $1.03 in 2003. No dividends were paid in 2004 or 2003.

Net Interest Income

Net interest income before the provision for loan losses for 2004 was $8,321,000, compared with $6,181,000 in 2003. The increase of $2,140,000 was due primarily to continued growth in the Bank's loan portfolio, which was funded primarily by deposit growth. Interest income from securities in 2004 increased to $759,000, compared to $592,000 in 2003. The increase in interest rates and the short maturity structure of the investment portfolio provided opportunities to reinvest in higher yield bonds. Short-term funds income decreased due to significantly lower average balances in 2004. The yield on interest earning assets including loan fees decreased to 5.51% in 2004, compared to 5.55% in 2003. The cost of interest bearing accounts funds has followed the same trend, decreasing to 2.16% in 2004, down from 2.40% in 2003.

The Bank's net interest margin during 2004 was 3.64% compared to 3.43% in 2003. Loan and deposits remained stable during the first half of 2004, however rates began to climb upward in the second half of 2004 with loan yields increasing 24 basis points versus 10 basis points on deposits. Part of this increase is due to the growth in average loans balances of $14,697,000 compared to the growth in average deposits balances of $6,398,000. Therefore, growth in average balances in loans and a faster increase in loan yields compared to deposit yields due to an upward rate environment in the second half of the year caused an increase in net interest margin.

Noninterest Income

Total noninterest income was $2,107,000 in 2004, compared with $1,936,000 in 2003. Service charges on deposits totaled $1,564,000 in 2004 and $1,143,000 in 2003. This increase was due to an increase in deposit accounts and overdraft fees.

The Bank originates and sells long-term fixed rate mortgages and the related servicing. In 2004, the Bank experienced a significant decrease in the volume of mortgage loans originated and sold due to the increase in interest rates and the saturated 1-4 family market refinancing in 2002 and 2003 due to the lower rate environment. Mortgage loans originated and sold generated income of $378,000 in 2004, versus $572,000 in 2003. The mortgage loan originated and sold income consists of loan origination fees, loan processing fees and servicing release premium. The other large component of non-interest income is service charges on deposit accounts which totaled $1,564,000, compared to $1,143,000 in 2003. The increase resulted from continued growth within the market and overdraft courtesy product. Other noninterest income includes safe deposit box rent, ATM income, check printing income, and customer fee income. Management expects that noninterest income will continue to increase as the Bank increases in size.

Noninterest Expense

Total noninterest expense was $6,329,000 in 2004, an increase of $878,000, or 16% over the $5,451,000 in 2003. As a percent of average assets, noninterest expense was 2.66% versus 2.90% in 2003. While non-interest expense has increased as the Bank has grown, the percentage of noninterest expense to average assets has declined. The major components of this increase include salaries and employee benefits and other operating expenses. Salaries increased $379,000, or 16% in 2004 when compared with 2003, data processing expense remained about the same as 2003 due to a full year of repricing under the new data processing contract, and the cost of furniture and equipment decreased $41,000, or 9% under the prior year. Occupancy expense was $294,000 in 2004, a decrease of $17,000, or 5% under the expense of $311,000 in 2003. Management expects that noninterest expenses will continue to increase moderately in conjunction with the growth of the Bank, but should decline as a percentage of average assets as the Bank experiences operating efficiencies resulting from its growth.

Provision For Loan Losses

In 2004, the Bank recorded a provision for loan losses of $720,000 compared to $614,000 for 2003. Management's determination of the appropriate level of the provision for loan losses and the adequacy of the allowance for loan losses is based, in part, on an evaluation of specific loans, as well as the consideration of historical loss experience which management believes is representative of the probable loss. Other factors considered by management include the composition of the loan portfolio, current and anticipated economic conditions, and the creditworthiness of the Bank's borrowers and other related factors. The provision for loan losses has been directly impacted by the rapid loan growth experienced by the Bank, as well as the effect of net charge-offs as the loan portfolio is maturing. During the first three years of operation the Bank was required by regulations to maintain a loan loss reserve of 1.25% of gross loans, and management believes this appropriately reflected historic loss percentages at other institutions and was appropriate until sufficient historical data was available to the Bank. Management's allowance calculation supports the December 31, 2004 allowance balance of 1.29% of gross loans.

Income Taxes

Income tax expense includes federal and state taxes on earnings. Income tax expense of $1,247,000 was recorded in 2004, compared to $788,000 in 2003. The Corporation's effective income tax rate was approximately 37% for 2004 and 38% for 2003.

The anticipated effect on income tax expense as a result of a strategic realignment of mortgage assets to be carried in a Real Estate Investment Trust (REIT) subsidiary, that provides better flexibility when accessing capital markets will be $150,000.

FINANCIAL CONDITION

Total assets at December 31, 2004 were $257,342,000, an increase of $39,974,000, or 18%, over 2003 year-end assets of $217,368,000. Average assets for 2004 were $237,641,000, an increase of $49,920,000, or 27% over average assets for 2003.

The primary reason for the increase in total assets was strong loan demand, which resulted in significant loan growth throughout 2004. The increase in total assets was funded primarily by the continued growth of new deposits accounts, as well as obtaining national market time deposits, broker deposits and public fund deposits. Net loans of $208,087,000 (excluding mortgage loans held for sale) increased by $38,284,000 or 23% in 2004, from $169,803,000 in 2003. During 2004, cash and cash equivalents were $9,240,000, a decrease of $2,373,000 over 2003. The decline in cash and cash equivalents resulted from a drop in federal funds sold.

Loans

Gross loans grew from $172,052,000 in 2003, to $210,827,000 in 2004, an increase of $38,775,000, or 23%. Mortgage loans held for sale in 2004 were $1,508,000, compared to $1,077,000 in 2003, an increase of $431,000. Most of the net loan growth in 2004 was in 1-4 family residential real estate, construction and commercial (non-real estate) loans. Loans secured by 1-4 family real estate increased $15,771,000, while commercial (non-real estate) loans increased by $8,303,000. Construction loans secured by real estate increased $12,264,000, or 51% over 2003. In 2004, $170,692,000, or 81% of total loans consisted of construction, 1-4 family residential, commercial, and multifamily loans secured by real estate. As of year-end 2004, $36,241,000, or 17.2% of total loans were construction loans secured by real estate. Loans secured by 1-4 family residential real estate were $67,844,000, or 32.2% to total loans at December 31, 2004. Commercial loans secured by real estate were $66,319,000, or 31.4% of total loans. Commercial, financial and agriculture loans totaling $30,068,000 make up 14.3% of total loans. Consumer loans for 2004 were $9,597,000 or 4.5% of total loans. Other loans totaled $758,000 or .4% of total loans.

Of the total loans of $210,827,000 in the portfolio as of year-end 2004, approximately $112,062,000, or 53% are variable rate loans and approximately $98,765,000 are fixed rate loans.

On December 31, 2004 the Company's loan to deposit ratio (including mortgage loans held for sale) was 94.89%, compared to 88.68% in 2003. The loan to asset ratio (including mortgage loans held for sale) was 82.51% for 2004, compared to 79.65% in 2003. Management expects loan demand to remain strong, especially in commercial loans. Management currently anticipates the loan-to-deposit ratio to remain in the range of approximately 85%-95% during the coming year with the loan-to-asset ratio expected to be between 75%-85%.

Securities

At December 31, 2004, the Company owned $27,867,000 in securities, compared to $29,181,000 in 2003. The net unrealized losses on securities for 2004 were $79,000. At year-end 2004, $16,932,000, or 60.7% of total securities were U S government agencies. Mortgage-backed securities consisted of $4,416,000 or 15.8% of total securities. Other debt securities totaled $3,061,000, or 11.0% of the portfolio, while state and municipals totaled 3,138,000, or 11.3%, and equity securities totaled $320,000 or 1.2% of total securities. Total securities decreased in 2004 by $1,314,000. The decrease in securities resulted from utilizing the maturing investment proceeds to fund new loans at higher yields. The Company's investment portfolio is used to provide yield, liquidity and for pledging purposes to secure public fund deposits.

The bank owned mortgage back securities in one of the lowest rate environments in history. Any refinancing on mortgage backs would have been taken during the low rate environment. As a result, rates are increasing and prepayment risk to the bank is minimal.

Premises and Equipment

The Bank's purchased $4,567,000 in fixed assets in 2004. Depreciation expenses in 2004 on fixed assets were $259,000. In 2004, fixed assets net of depreciation increased $4,308,000. The increase in fixed asset purchases consisted of 6.45 acres of land totaling $2,759,000. The bank expects to build a branch on one tract of land and in the future sell the remaining tracts. In 2004, construction began on the Banks new operation building. Total expected expenses for the operation building is $1,805,000 and will be completed in early 2005. Rent expense was $99,000 in 2004, compared to $88,000 in 2003. The increase was due to the lease increase on the downtown branch and a full year of lease expense in the loan production office in Williamson County.

Deposits

Total deposits were $223,778,000 at December 31, 2004, compared to $195,239,000 at December 31, 2003. At year-end 2004, $20,856,000, or 9.3% of the Bank's total deposits were in noninterest-bearing demand accounts. Interest bearing demand accounts were $48,130,000 or 21.5% of total deposits. Interest-bearing demand accounts decreased $8,085,000 in 2004 which was caused mainly by the public fund entities utilizing their funds and a large deposit customer funding investment opportunities. In 2003, customers chose to maintain flexibility and leave the funds in money market accounts rather than certificates of deposit due to the low rate environment. Savings accounts total $9,936,000 or 4.4% of total deposits. The majority of the deposits continue to be in time deposits. Time deposits (certificate of deposits and IRAs) total $144,856,000, or 64.7% of total deposits. Time deposits greater than $100,000 were $60,972,000 and time deposits less than $100,000 were $83,884,000 in 2004. Time deposits less than $100,000 increased by $21,543,000 from 2003. The increase in time deposits less than $100,000 was from national market time deposits and broker time deposits. At December 31, 2004, national market time deposits totaled $40,778,000, with a weighted average rate of 2.68%. Total broker time deposits were $5,368,000 at December 31, 2004 with a weighted rate of 2.53%. The Bank has $132,658,000 in time deposits maturing within two years. $5,368,000 of those time deposits maturing within two years are brokered deposits. Time deposits maturing within one year were $113,849,000 or 79% of total time deposits. The weighted average cost of all deposit accounts was 2.06% in 2004. The weighted average rate on time deposits was 2.53%. Management expects to seek short-term time deposit funding to match variable rate loans. The Bank has increased its marketing efforts to increase its core deposit growth. The Bank has introduced a new marketing campaign on the free checking account product, and has expanded into Williamson County to access lower cost business accounts. These efforts, if successful, will reduce interest rate risk.

Subordinated Debentures

The Company established a Trust which issued a $3,000,000 floating rate trust preferred security as a part of a private offering in 2002. The Trust can redeem the securities any time after September 30, 2007. The interest is paid quarterly and the interest rate resets quarterly. The interest rate is the New York Prime plus 50 bases points. The trust preferred security maturity date is December 31, 2032. The Company issued $3,000,000 of subordinated debentures to the Trust which is counted as tier 1 capital for regulatory purposes. The proceeds from this offering were utilized to increase the Bank's capital by $3,000,000.

Prior to 2003, the trust was consolidated in the Company's financial statements, with the trust preferred securities issued by the trust reported in liabilities as "trust preferred securities" and the subordinated debentures eliminated in consolidation. Under new accounting guidance, FASB Interpretation No. 46, as revised in December 2003, the trust is no longer consolidated with the Company. Accordingly, the Company does not report the securities issued by the trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Company and held by the trust, as these are no longer eliminated in consolidation. Since the amount of the subordinated debentures and the trust preferred securities was the same, the effect of no longer consolidating the trust does not change the amounts reported as the Company's assets, liabilities, equity, or interest expense. Accordingly, the amounts previously reported as "trust preferred securities" in liabilities have been recaptioned "subordinated debentures" and continue to be presented in liabilities on the balance sheet.

Liquidity

Community First's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended December 31, 2004 and 2003:

	Year ended December 31	
	2004	2003
Net income	$ 2,132	$ 1,264
Adjusted to reconcile net income to net cash from operating activities	913	3,019
Net cash from operating activities	3,045	4,343
Net cash from investing activities	(42,941)	(50,106)
Net cash from financing activities	37,523	42,480
Net change in cash and cash equivalents	(2,373)	(3,283)
Cash and cash equivalents at beginning of period	11,613	14,896
Cash and cash equivalents at end of period	$ 9,240	$ 11,613

The adjustments to reconcile net income to net cash from operating activities consist mainly of the origination and sale of mortgage loans and provision for loan losses. Significant components of investing activities during 2004 were net loan originations of $39.4 million and purchase of securities available for sale of $17.6 million, offset by the proceeds from the maturities and redemptions of securities available for sale of $17.0 million. Significant components of investing activities during 2003 were net loan originations of $39.0 million and purchases of securities available for sale of $38.1 million, offset by the proceeds from the maturities and redemptions of securities available for sale of $25.0 million.

Cash flows from financing activities during 2004 included net deposit inflows of $28.5 million and proceeds from issuance of common stock of $6.0 million and proceeds from Federal Home Loan Bank of $3.0 million. Financing activities during 2003 included net deposit inflows of $43.4 million and payments on Federal Home Loan Bank advances of $1.0 million.

Liquidity refers to the Company's ability to fund loan demand, meet deposit customers' withdrawal needs and provide for operating expenses. As summarized in the Statement of Cash Flows, the Company's main sources of cash flow are from receiving deposits from its customers, and to a lesser extent, repayment of loan principal and interest income on loans and securities.

The primary uses of cash are lending to Community First's borrowers, and investing in securities and short-term interest-earning assets. In 2004, deposit growth kept pace with loan demand. The Bank had $11,000,000 in surety bonds and $7,000,000 in FHLB letters of credit to secure public deposits. Surety bonds and FHLB letters of credit were used to keep the Bank's security portfolio available for liquidity purposes. Other potential sources of liquidity include the sale of securities available for sale from the Bank's securities portfolio, the sale of loans held for sale, Federal Home Loan Bank advances, acquiring national market time deposits, acquiring broker time deposits or the purchase of federal funds, or repurchase agreements.

Community First considers its liquidity sufficient to meet its outstanding short and long-term needs. Community First expects to be able to fund or refinance, on a timely basis, it material commitments and long-term liabilities.

Off-Balance Sheet Arrangements

At December 31, 2004, the Company had unfunded loan commitments outstanding of $29,527,000 and unfunded lines of credit and letters of credit of $3,490,000. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Company's bank subsidiaries have the ability to liquidate Federal funds sold or securities available-for-sale or on a short-term basis to borrow and purchase Federal funds from other financial institutions. Additionally, the Company's bank subsidiaries could sell participations in these or other loans to correspondent banks.

Capital Resources

The Company's total shareholders' equity at December 31, 2004 was $21,452,000 compared to $13,445,000 in December 31, 2003. The increase of $8,007,000 was the result of 2003 net income of $2,132,000, and the issuance of 98,018 shares of common stock under the stock option plan of $1,233,000 including a tax benefit of $303,000 arising from the stock options exercised. Also net proceeds from the issuance of 180,000 shares of common stock was $4,448,000. The increase in shareholders' equity was partially offset by the change in unrealized gains on securities available for sale.

As of December 31, 2004 and December 2003, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. The total capital to risk-weighted assets ratio for the Company and the Bank was 12.52% and 12.16%. Tier-1 to risk weighted assets ratio for the Company and the Bank was 11.33% and 10.91%. Tier 1 to average asset ratio for the Company and the Bank was 9.63% and 9.33%. The subordinated debentures, issued in 2002, increased tier 1 capital, giving the Bank the opportunity to continue its asset growth.

The bank sold 180,000 shares of common stock as part of a stock offering which was completed on January 13, 2004. The proceeds of the offering will be used to strengthen Community First's capital base and position it to continue to exceed minimum regulatory capital ratios, which will allow for future growth. We believe that the increase in equity will provide continued excess capital to support our asset growth until such time as our internally generated net income will support such growth.

Interest Rate Sensitivity

Management uses a gap simulation model that takes cash flows into consideration. These include mortgage backed securities, loan prepayments and it also takes into effect expected calls on securities. Non-maturing balances such as money markets, savings, and now accounts have no contractual or stated maturities. A challenge in the rate risk analysis is to determine the impact of the non-maturing balances on the net interest margin as the interest rates change. Because these balances do not "mature" it is difficult to know how they will reprice as rates change. It is possible to glean some understanding by the reviewing the Bank's pricing history on these categories relative to interest rates. Using the interest rate history from the Asset Liability Management software database spanning up to 20 quarters of data, we can derive the relationship between interest rates changes and the offering rates themselves. The analysis used the T-Bill rate as an indicator of rate changes. The gap analysis uses beta factors to spread balances to reflect repricing speed. In the gap analysis the model considers deposit rate movements to determine what percentage of interest bearing deposits that are actually repriceable within a year. Our cumulative one year gap position at for December 31, 2004 was 14.15% of total assets. Our policy states that our one-year cumulative gap should not exceed 15% of total assets.

At year-end 2004, approximately $168,857,000 of $243,848,000 of interest earning assets will reprice or mature within one year. Loans maturing or repricing within one year total $152,021,000 or 72% of total loans. The Bank has $4,723,000 loans maturing or repricing after five years. As of December 31, 2004, the Bank has approximately $243,848,000 of earning assets and $113,849,000 in time deposits maturing or repricing within one year.

Gap analysis only shows the dollar volume of assets and liabilities that mature or reprice. It does not provide information on how frequently they will reprice. To more accurately capture the Company's interest rate risk, we measure the actual effects the repricing opportunities have on earnings through income simulation models such as rate shocks of economic value of equity and rate shock interest income simulations.

To truly evaluate the impact of rate change on income, the rate shock simulation of interest income is the best technique because variables are changed for the various rate conditions. Each category of earning assets and liabilities interest change is calculated as rates ramp up and down. In addition the prepayment speeds and repricing speeds are changed. Rate shock is a method for stress testing the net interest margin over the next 4 quarters under several rate change levels. These levels span four 100bp increments up and down from the current interest rate. Our policy guideline is that net interest income maximum percentage change cannot exceed plus or minus 10% on 100 bp change and 15% on 200bp change. The following illustrates the effects on net interest income of shifts in market interest rates from the rate shock simulation model.

December 31, 2004				
Basis Point Change	+200 bp	+100bp	-100bp	-200bp
Increase (decrease in net interest income)	6.32%	3.19%	(3.36%)	(6.89%)

Our Economic Value of Equity simulation measures our long-term interest rate risk. The economic value is the difference between the market value of the assets and the liabilities and, technically, it is the liquidation of the Bank. The technique is to apply rates changes and compute the value. The slope of the change between shock levels is a measure of the volatility of value risk. The slope is called duration. The greater the slope, the greater the impact or rate change on the Bank's long-term performance. Our policy guideline is that the maximum percentage change on economic value of equity cannot exceed plus or minus 10% on 100bp change and 20% on 200bp change. The following illustrates our equity at risk in the economic value of equity model.

December 31, 2004				
Basis Point Change	+200 bp	+100bp	-100bp	-200bp
Increase (decrease in equity at risk)	(3.2%)	(1.5%)	1.3%	2.3%

One of management's objectives in managing the Bank's balance sheet for interest rate sensitivity is to reduce volatility in the net interest margin by matching, as closely as possible, the timing of the repricing of its interest rate sensitive assets with interest rate sensitive liabilities. Management believes that interest rates will increase this coming year.

Average Balance Sheets, Net Interest Revenue and

Changes in Interest Income and Interest Expense

The following table shows the average daily balances of each principal category of assets, liabilities and stockholders' equity of the Company, and an analysis of net interest revenue, and the change in interest income and interest expense segregated into amounts attributable to changes in volume and changes in rates for the years ended December 31.

	(In Thousands of Dollars)								
	December 31, 2004			December 31, 2003			Change		
	Average Balance	Interest Rate	Revenue/ Expense	Average Balance	Interest Rate	Revenue/ Expense	Due to Volume	Due to Rate (1)	Total
Gross loans (2 and 3)	$193,621	6.08%	$11,773	$ 149,246	6.26%	$ 9,338	$2,776	$ (341)	$ 2,435
Securities available for sale	30,236	2.51%	759	24,422	2.42%	592	141	26	167
Federal funds sold and other	4,891	1.25%	61	6,423	1.09%	70	(17)	8	(9)
Total interest-earning assets	228,748	5.51%	$12,593	180,091	5.55%	$ 10,000	$2,900	(307)	2,593
Cash and due from banks	4,865			4,331					
Other nonearning assets	6,496			5,242					
Allowance for loan losses	(2,468)			(1,943)					
Total assets	$237,641			$ 187,721					
Deposits:									
NOW & money market investments	$ 53,606	1.12%	$ 602	$ 49,631	1.34%	$ 665	$ 53	$ (116)	$ (63)
Savings	8,858	1.03%	91	6,024	1.13%	68	32	(9)	23
Time deposits $100,000 and over	55,142	2.52%	1,392	37,548	3.87%	1,453	681	(742)	(61)
Other time deposits	69,447	2.53%	1,760	56,987	2.18%	1,240	271	249	520
Total interest-bearing deposits	187,053	2.06%	3,845	150,190	2.28%	3,426	1,037	(618)	419
Other borrowings	10,602	4.03%	427	8,952	4.39%	393	72	(38)	34
Total interest-bearing liabilities	197,655	2.16%	4,272	159,142	2.40%	3,819	1,109	(656)	453
Noninterest-bearing liabilities	21,234	–	–	16,068	–	–	–	–	–
Total liabilities	218,889			175,210					
Shareholders' equity	18,752			12,511					
Total liabilities and shareholders' equity	$237,641			$ 187,721					
Net interest income			$8,321			$ 6,181	$1,791	$ 349	$ 2,140
Net interest margin (4)		3.64%			3.43%				

1 Changes in interest income and expense not due solely to balance or rate changes are included in the rate category.

2 Interest income includes fees on loans of $622,000 in 2004 and $490,000 in 2003.

3 Nonaccrual loans are included in average loan balances and the associated income (recognized on a cash basis) is included in interest.

4 Net interest income to average interest-earning assets.

	(In Thousands of Dollars)								
	December 31, 2003			December 31, 2002			Change		
	Average Balance	Interest Rate	Revenue/ Expense	Average Balance	Interest Rate	Revenue/ Expense	Due to Volume	Due to Rate (1)	Total
Gross loans (2 and 3)	$149,246	6.26%	$ 9,338	$ 114,214	7.04%	$ 8,037	$2,465	$(1,164)	$ 1,301
Securities available for sale	24,422	2.42%	592	18,816	4.47%	842	251	(501)	(250)
Federal funds sold and other	6,423	1.09%	70	4,928	1.58%	78	24	(32)	(8)
Total interest-earning assets	180,091	5.55%	$ 10,000	137,958		$ 8,957	$2,740	(1,697)	1,043
Cash and due from banks	4,331			3,861					
Other nonearning assets	5,242			6,159					
Allowance for loan losses	(1,943)			(1,515)					
Total assets	$187,721			$ 146,463					
Deposits:									
NOW & money market investments	$ 49,631	1.34%	$ 665	$ 36,093	1.90%	$ 687	$ 258	$ (280)	$ (22)
Savings	6,024	1.13%	68	4,129	1.74%	72	33	(37)	(4)
Time deposits $100,000 and over	37,548	3.87%	1,453	32,482	4.15%	1,348	210	(105)	105
Other time deposits	56,987	2.18%	1,240	41,354	3.45%	1,426	539	(725)	(186)
Total interest-bearing deposits	150,190	2.28%	3,426	114,058	3.10%	3,533	1,040	(1,147)	(107)
Other borrowings	8,952	4.39%	393	7,277	4.18%	304	70	19	89
Total interest-bearing liabilities	159,142	2.40%	3,819	121,335	3.16%	3,837	1,110	(1,128)	(18)
Noninterest-bearing liabilities	16,068		—	13,294	—	—	—	—	—
Total liabilities	175,210			134,629					
Shareholders' equity	12,511			11,834					
Total liabilities and shareholders' equity	$187,721			$ 146,463					
Net interest income			$ 6,181			$ 5,120	$1,630	$ (569)	$ 1,061
Net interest margin (4)		3.43%			3.71%				

1 Changes in interest income and expense not due solely to balance or rate changes are included in the rate category.

2 Interest income includes fees on loans of $490,000 in 2003 and $362,000 in 2002.

3 Nonaccrual loans are included in average loan balances and the associated income (recognized on a cash basis) is included in interest.

4 Net interest income to average interest-earning assets.

MARKET FOR THE COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

From November 1998 through April 1999, the Bank sold and issued 572,753 shares of common stock in connection with its initial unregistered offering. Effective July 31, 2002, each share of the Bank's common stock was exchanged for one share of the Company's Common Stock pursuant to the plan of reorganization and share exchange that provided for the reorganization of the Bank into a holding company structure. Also effective on August 1, 2002, the Bank became a wholly-owned subsidiary of the Company. Upon closing of the reorganization, the Company had 572,753 shares of Common Stock outstanding.

No public market exists for the Company's Common Stock, and there can be no assurance that a public trading market for the Company's Common Stock will develop. As of March 15, 2005, there were 2,081 holders of record of Company Common Stock and 1,432,924 shares outstanding, without vested options. As of March 15, 2004, there were 63,014 shares of Common Stock subject to outstanding vested options to purchase such shares.

While there is no public market for the Company's Common Stock, the most recent trade of the Company's Common Stock known to the Company occurred on March 15, 2005 at a price of $38.00 per share. These sales are isolated transactions and, given the small volume of trading in the Company's Common Stock, may not be indicative of its present value. Below is a table which sets forth Community First's high and low prices of which the Company is aware for the relevant quarters during the fiscal year ended December 31, 2004 and the fiscal year ended December 31, 2003:

2004	High	Low
First quarter	$26.00	$25.00
Second quarter	$28.00	$25.00
Third quarter	$30.00	$26.00
Fourth quarter	$35.00	$29.00
2003		
First quarter	$32.50	$19.00
Second quarter	$21.00	$20.00
Third quarter	$25.00	$25.00
Fourth quarter	$20.00	$25.00

The above prices have been adjusted to reflect a 2-for-1 stock split which occurred on July 15, 2003.

For a foreseeable period of time, the principal source of cash revenues to the Company will be dividends paid by the Bank with respect to its capital stock. There are certain restrictions on the payment of these dividends imposed by federal banking laws, regulations and authorities. Further, the dividend policy of the Bank is subject to the discretion of the board of directors of the Bank and will depend upon such factors as future earnings, financial conditions, cash needs, capital adequacy and general business conditions. The Company has not paid any dividends to date. Tennessee law requires that dividends be paid by the Bank only from retained earnings (or undivided profits), except that dividends may be paid from capital surplus with the prior, written consent of the Department. Tennessee laws regulating banks require certain charges against and transfers from an institution's undivided profits account before undivided profits can be made available for the payment of dividends. The Department generally prohibits a newly chartered institution from paying dividends during its first three years of operation without the Department's prior approval.

In the future, the declaration and payment of dividends on the Company's Common Stock will depend upon the Company's earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, the Company's ability to service any equity or debt obligations senior to the Common Stock and other factors deemed relevant by the Board of Directors. As of December 31, 2004, an aggregate of approximately $3,800,000 was available for the payment of dividends by the Bank to the Company under applicable restrictions, without regulatory approval. Regulatory authorities could impose administratively stricter limitations on the ability of the Bank to pay dividends to the Company if such limits were deemed appropriate to preserve certain capital adequacy requirements.

BOARD OF DIRECTORS AND MANAGEMENT

The following chart gives the name, age and biographical information indicated each person's position with the Community First and that person's principal occupation during the preceding five years:

Name	Age	Principal Occupation
Class II - Nominees for Directors Whose Terms of Office Expire in 2007 (Two Year Term):		
Fred C. White	63	Mr. White is currently a local businessman. He was formerly the co-owner of Smelter Service Corporation. He was first elected to the Board in 2000.
Roger Witherow	56	Mr. Witherow is President of Roger Witherow & Associates, Inc., a firm specializing in executive and employee fringe benefits. Mr. Witherow is a registered representative and sells securities through Thoroughbred Financial Services LLC. He was first elected to the Board in 2000.
Bernard Childress	49	Mr. Childress is a former educator. He is currently the Assistant Executive Director of the Tennessee Secondary School Athletic Association and is active in community activities through Leadership Maury County, the YMCA, the Rotary Club and the Maury Regional Hospital Advisory Board. He was first elected to the Board in 1999.
Stephen Walker	35	Mr. Walker is the Commercial Property Manager for Walker Family Limited Partnership and is active in the Columbia Main Street Corporation. He was first elected to the Board in 1999.

Name	Age	Principal Occupation
Class I - Directors Whose Terms of Office Expire in 2006 (One Year Term):		
Randy Maxwell	48	Mr. Maxwell is Assistant Vice President for Investments of Tennessee Farmers Mutual Insurance Company. He was first elected to the Board in 1999.
H. Allen Pressnell, Jr.	59	Mr. Pressnell is President and owner of Columbia Rock Products and the Chief Executive Officer and owner of Industrial Contractors Inc. He was first elected to the Board in 1999.
Dinah C. Vire	53	Ms. Vire manages a physician's office. She was first elected to the Board in 1999.
Class III - Directors Whose Terms of Office Expire in 2008 (Three Year Term):		
Marc R. Lively	41	Mr. Lively is the President and Chief Executive Officer of the Company and the Bank. Prior to joining the Bank in 1999, Mr. Lively managed the Tennessee Corporate Banking Group of TransFinancial Bank in Nashville. He was first elected to the Board in 1999.
Eslick E. Daniel, M.D.	63	Mr. Daniel is Chairman of the Board of Directors. He is an orthopedic surgeon and president and founder of Mid-Tennessee Bone and Joint Clinic, P.C. He was first elected to the Board in 1999.
Vasant Hari	56	Mr. Hari is an investor in the hospitality industry. Mr. Hari also serves as director of Community First Title, Inc. He was first elected to the Board in 2000.

The following is biographical information regarding those persons who are executive officers of Community First, but are not members of the Board of Directors:

Dianne Scroggins, 45, is Chief Financial Officer of Community First Inc. and Vice President and Chief Financial Officer of Community First Bank & Trust. Ms. Scroggins serves on the Asset Liability Committee and the Investment Committee. Ms. Scroggins joined the Bank in its organization phase in 1998. Prior to joining the Bank, Ms. Scroggins served as assistant cashier from 1994-1997, Vice President in 1998 with the Middle Tennessee Bank. She served in many areas of the Bank, including manager of the credit card department, investment accountant, assisted the Chief Financial Officer in the Finance Department and served on the Asset Liability Committee.

Expect more from your bank.

Main Branch
501 S. James M. Campbell Blvd.
Columbia, TN 38401
931-380-2265

Downtown
601 N. Garden Street
Columbia, TN 38401
931-380-1145

Wal-Mart Supercenter Branch
2200 Brookmeade Drive
Columbia, TN 38401
931-490-7975

Mt. Pleasant
105 Public Square
Mt. Pleasant, TN 38474
931-379-3113

Member FDIC